Ladenburg Thalmann & Co. Inc.

640 Fifth Avenue, 4th Floor

New York, New York 10019

December 12, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Palisade Bio, Inc.
Registration Statement on Form S-1 (Registration No. 333-282883)
Concurrence in Acceleration Request

Ladies and Gentlemen:

Ladenburg Thalmann & Co. Inc. (“Ladenburg”), as representative of the underwriters for the referenced offering, hereby concurs in the request by Palisade Bio, Inc. that the effective date of the above-referenced registration statement be accelerated to 12:00 p.m. (Eastern Time), or as soon as practicable thereafter, on December 12, 2024, pursuant to Rule 461 under the Securities Act. Ladenburg affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

LADENBURG THALMANN & CO. INC.

By:	/s/ Nicholas Stergis
Name:	Nicholas Stergis
Title:	Managing Director